Exhibit 99.1

Medigus: Revoltz Commenced Prototype Manufacturing of its Micro-mobility Vehicle

Revoltz Model One is a micro-mobility vehicle for last mile and food delivery

OMER, Israel, September 13, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies and electric vehicle and charging solutions, announced today that Revoltz, its EV joint venture (19.9% owned), has begun the prototype manufacturing of its micro mobility vehicle.

The production has commenced in China together with Mr. Weijian Zhou, one of Revoltz partners. Weijian Zhou is a manufacturer of high-end scooters, E-mobility and Skiing Machines. Mr. Zhou’s operations are equipped with advanced machining and inspection facilities, an R&D center, and a Training Institute.

Revoltz recently completed the preliminary design and functional prototype of Model One, its micro-mobility vehicle for last mile and food delivery, which is designed to facilitate efficient delivery of smaller items in urban environments while maintaining low and immediate transportation costs.

A three-wheeled chassis with a wide platform design provides maximum safety for the rider as well as complete mobility in imperfect road conditions. The Model One design includes two loading surfaces, front and rear, each of which can be used flexibly with interchangeable modules, depending on the customer’s needs. The model is designed to carry two-and-a-half times the cargo of a traditional scooter.

The newly manufactured prototypes will be used by Revoltz to further advance its development and to approach potential commercial partners.

About Revoltz

Revoltz, a joint venture between Medigus, through its wholly owned subsidiary, Charging Robotics Ltd., and Amir Zaid and Weijian Zhou, the founders of EMuze, is a privately held company that designs and develops electric micro-mobility vehicles. Revoltz’s focus is developing EVs to meet the demands of commercial users and mission-specific designs, including full work day single charge, heavy-duty and rigid operations, Hop-on-Hop-off modes, off-road travel and a low cost of operation.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technologies company that is focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce, and electric vehicle markets. Medigus' affiliations in the medical solutions arena consist of ownership in ScoutCam (OTCQB: SCTC), Inc, and Polyzion, LTD. The Company’s affiliates in digital commerce include Gix Internet Ltd. (TASE:GIX), Jeff's Brands and Eventer Technologies, Ltd. In the electric vehicle market, Charging Robotics, Ltd. and Revolz are also part of the Company’s portfolio of technology solution providers. Medigus is traded on the Nasdaq Capital Market. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/investor-relations.

Cautionary Note Regarding Forward Looking Statements

This letter may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. Medigus has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus is using forward looking statements when it discusses Revoltz’s Model One design and functional prototype, the belief that the positive initial performance assessments of the Model One prototype reflects the innovation and engineering incorporated in its design, and that the newly manufactured prototypes will be used by Revoltz to further advance its development and to approach potential commercial partners. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this letter should be deemed to be medical or other advice of any kind.

Contact

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com